NUVEEN INVESTMENTS, INC.

August 24, 2009

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Attention:  The Staff

Re:	Nuveen Investments, Inc. and the Subsidiary Guarantors
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is being sent to you in accordance with the requirements set forth in the Morgan Stanley & Co. Incorporated (avail. June 5, 1991) no-action letter (the “Morgan Stanley Letter”), the Brown & Wood LLP (avail. February 7, 1997) no-action letter and the Shearman & Sterling (avail. July 2, 1993) no-action letter, relating to registered exchange offers.

Nuveen Investments, Inc. (the “Company”), Windy City Investments, Inc. and certain of the Company’s subsidiaries (the “Subsidiary Guarantors”) are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 to Registration Statement on Form S-4 (as amended, the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), whereby the Company would offer to exchange its 10 1/2% Senior Exchange Notes due 2015 and the guarantees thereof (the “Exchange Securities”) for an equivalent principal amount of its previously-issued and outstanding 10 1/2% Senior Notes due 2015 and the guarantees thereof (the “Outstanding Securities”).  The terms of the Exchange Securities and the Outstanding Securities are substantially identical in all respects, except that the Exchange Securities will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Outstanding Securities are not.

Pursuant to the requirements of the Morgan Stanley Letter, the Company hereby advises you that it is registering the Exchange Offer in reliance on the position of the staff of the Commission enunciated in the Exxon Capital Holdings Corporation (avail. April 13, 1989) no-action letter (the “Exxon Capital Letter”) and the Morgan Stanley Letter.  The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Securities to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Securities in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer.  In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities to be acquired in the registered Exchange Offer (1) cannot rely on the position of the staff of the Commission enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Outstanding Securities pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Securities.  Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Outstanding Securities pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The Company will commence the Exchange Offer for the Outstanding Securities after the Registration Statement is declared effective by the staff of the Commission.  The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Please feel free to call Steven J. Gavin of Winston & Strawn LLP at (312) 558-5979 if you have any questions regarding this letter.

Sincerely,

NUVEEN INVESTMENTS, INC.

By:	/s/ John L. MacCarthy
John L. MacCarthy
Executive Vice President